GLITCHYCARD LLC

REVIEWED FINANCIAL STATEMENTS

FROM THE INCEPTION DATE (MAY 7, 2024) TO YEAR ENDED DECEMBER 31, 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
GlitchyCard LLC
Los Angeles, California

We have reviewed the accompanying financial statements of GlitchyCard LLC (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in members' equity, and cash flows for the period from Inception (May 7, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 14, 2025
Los Angeles, California

As of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	145,365
Total current assets		**145,365**
Total assets	$	**145,365**
LIABILITIES AND MEMBERS' EQUITY		
Total current liabilities		**-**
Revenue Share Agreements	$	238,200
Total liabilities		**238,200**
MEMBERS' EQUITY		
Members' Equity		(92,835)
Total Members' Equity		**(92,835)**
Total Liabilities and Members' Equity	$	**145,365**

See accompanying notes to financial statements.

From the Inception Date (May 7, 2024) to	December 31, 2024
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	**-**
Operating expenses	
General and Administrative	82,615
Sales and Marketing	10,220
Total Operating Expenses	**92,835**
Net Operating Loss	**(92,835)**
Interest expense	-
Other Loss/(Income)	-
Loss Before Provision for Income Taxes	**(92,835)**
Provision/(Benefit) for income taxes	-
Net Loss	**$ (92,835)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception Date- May 7, 2024	$ -
Net Loss	(92,835)
Balance—December 31, 2024	$ (92,835)

See accompanying notes to financial statements.

From the Inception Date (May 7, 2024) to		December 31, 2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(92,835)
Net Cash Used in Operating Activities		**(92,835)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used In Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Revenue Share Agreement		238,200
Net Cash Provided by Financing Activities		**238,200**
Change in cash		**145,365**
Cash—beginning of year		-
Cash—end of year	$	**145,365**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GlitchyCard LLC was incorporated on May 7, 2024, in the state of California. The financial statements of GlitchyCard LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

GlitchyCard LLC is a California-based company formed in May 2024 to develop, produce, and market the feature-length motion picture "ATM BOY." The film is based on the true story of a bartender who exploited an ATM glitch and evaded consequences, a narrative that has garnered over 6,000 news stories worldwide and more than 100 million views. The project boasts a team including multi-award-winning director Stefan Avalos, award-winning journalist and writer Adam Shand, and producer Vernon Wells, a renowned Australian actor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

    1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the

services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2025, which is the date the financial statements were issued.

3.   MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2024, are as follows:

Member's Name	Ownership Percentage
Stefan Avalos	100.0%
TOTAL	**100.0%**

Voting Rights: Members have voting rights in proportion to their ownership interests. Most decisions require majority approval, while certain major actions—like amending the Operating Agreement—require unanimous consent.
 Dividend (Distribution) Rights: Members are entitled to receive distributions of profits in line with their ownership percentages, subject to the Manager's discretion. Tax-related distributions may be made to cover members' personal tax liabilities from allocated income.

Liquidity Rights: Membership interests cannot be transferred without the consent of a majority of the other members, except in limited cases (e.g., transfers to affiliates). The company and remaining members have a right of first refusal on any proposed transfers. Members cannot withdraw from the company without the Manager's approval.

Management Glitchy Card LLC is managed by a designated Manager. The Manager has full authority to operate and make decisions for the company. Members do not participate in day-to-day management unless expressly authorized.

4. DEBT

Revenue Share Agreements

During 2024, the Company entered into a revenue share agreement through the crowdfunding platform WeFunder Inc., under Regulation Crowdfunding (Reg CF), raising gross proceeds of $238,200 from investors.

Under the terms of the agreement, investors are entitled to receive a portion of the Company's future revenues until they have received 1.5 times their original investment (i.e., $357,300 in aggregate). The repayment obligation is limited to a share of future gross revenue as defined in the agreement, and payments are due quarterly when the Company generates sufficient revenue to meet a minimum payment threshold.

The revenue share obligation is considered a liability under ASC 470 – Debt and has been recorded on the balance sheet as a long-term liability at the amount of proceeds received, adjusted for any repayments made as of the reporting date. The obligation will be reduced as payments are made to investors, and no interest is accrued on the outstanding balance.

5. RELATED PARTY

There are no related party transactions during the period ended December 31, 2024.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

In 2025, the Company raised an additional $33,500 through revenue share agreements executed via the crowdfunding platform WeFunder.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the

Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.